FIRST AMENDMENT TO
TRANSFER AGENT AGREEMENT

WHEREAS, PFM Funds, a Virginia business trust (the “Trust”), and PFM Asset Management LLC, a Delaware limited liability company (hereinafter referred to as the “Agent”) are parties to a Transfer Agent Agreement dated as of December 16, 2009 (the “Agreement”) with respect to the Trust’s Prime Series (“Prime Series”) and Government Series (“Government Series”) and each of the classes of Prime Series identified in Schedule A of the Agreement (each, a “Fund” and collectively, the “Funds”); and

WHEREAS, the Trust’s Board of Trustees (the “Board”) approved a certificate of designation creating Florida Education Shares as a new class of shares of Prime Series, effective June 28, 2010; and

WHEREAS, the Trust and the Agent desire to amend the Agreement to reflect the foregoing;

NOW THEREFORE, the Trust and the Agent hereby amend the Agreement as follows, effective as of August 5, 2010:

1.  Schedule A of the Agreement is hereby replaced in its entirety with the Schedule A attached hereto.

2.  The obligations of the Trust under the Agreement, as amended, shall not be binding upon the members of the Board, shareholders or officers of the Trust personally, and such obligations shall be binding only on the assets of the Funds and series listed on Schedule A, as described in the Agreement.

3.  Except as set forth herein, no other provision of the Agreement is modified or amended, and the Agreement, as amended hereby, shall remain in full force and effect.

PFM FUNDS

By:
Title:
Date:

PFM ASSET MANAGEMENT LLC

By:

Title:
Date:

Schedule A To
Transfer Agent Agreement
Between PFM Funds and PFM Asset Management LLC
___________________  ________________________

The Agreement shall apply to the following Funds, and as full compensation for the services and facilities furnished to the Trust and the expenses assumed by the Agent under this Agreement, each Fund shall pay to the Agent monthly compensation calculated daily at the following annual rates:

Fund	Applicable Rate
Prime Series – SNAP® Fund Shares	.02 of 1% of average daily net assets
Prime Series – Institutional Shares	.09 of 1% of average daily net assets
Prime Series – Independent Schools and
Colleges Shares	.17 of 1% of the first $100 million of average daily net assets
.16 of 1% of the next $100 million of average daily net assets
.15 of 1% of the next $100 million of average daily net assets
.14 of 1% of the next $100 million of average daily net assets
.13 of 1% of the next $100 million of average daily net assets
.12 of 1% of the next $100 million of average daily net assets
.11 of 1% of the next $100 million of average daily net assets
.10 of 1% of the next $100 million of average daily net assets
.09 of 1% of the next $100 million of average daily net assets
.08 of 1% of the next $100 million of average daily net assets
.07 of 1% of the average daily net assets over $1 billion
Prime Series – Florida Education Shares	0% of average daily net assets
Government Series	.09 of 1% of average daily net assets